PIONEER PIPE, INC.



2021 Hanna Road
Marietta, Ohio 45750
www.pioneerpipeinc.com



Phone: 740-376-2400
General Fax: 740-373-8964
Estimating Fax: 740-374-4295

September 30, 2010

David Mead, CEO
Peoples Bancorp, Inc.
138 Putnam Street
Marietta, OH 45750

Dear Mr. Mead:

It is my intention to retire from the Peoples Bancorp Board, effective October 15, 2010.
This retirement is tendered not as a result of any conflicts with the Company, Board or
Executive Management, but rather as a result of increased activity in my business
ventures. I have enjoyed my 17 years as a Peoples Bank Director and appreciate the
opportunity to have served on the Board.

Sincerely yours,

Dave M. Archer
President & CEO
Pioneer Pipe, Inc.